Registration No. 333-217200

Filed Pursuant to Rule 433

NYSE ® FANG+ ™ INDEX April 16, 2020

SPEAKERS INTERCONTINENTAL EXCHANGE 2 Douglas Yones Head of Exchange Traded Products, NYSE Scott Acheychek President, REX Shares Dwijen Gandhi Senior Director, Head of Equity Indices, NYSE

INDEX OBJECTIVE AND CHARACTERISTICS Number of Stocks: Minimum of 10 (Currently 10) Weighting: Equal - Weighted Rebalancing: Quarterly – 3 rd Friday of Mar, Jun, Sep, Dec Eligible Stocks: Common Stocks and ADRs listed on a major U.S. exchange Base Date and Level: September 19, 2014 1,000.00 Launch Date: September 26, 2017 Symbols: NYFANG (Price Return) NYFANGT (Gross Total Return) NYFANGNT (Net Total Return) INTERCONTINENTAL EXCHANGE 3 Represent a segment of the technology and consumer discretionary sectors consisting of highly - traded growth stocks of technology and tech - enabled companies such as Facebook ® , Apple ® , Amazon ® , Netflix ® , and Alphabet’s Google ®

NYSE® FANG+ ™ THEMES High - Growth Technology and Internet/Media Industry • Search • Social Networking • Electric Vehicles • Smartphones • Mobile Payments • E - Commerce • Online Games • Streaming Media • Online Entertainment • Big Data • Artificial Intelligence and Machine Learning • Digital Advertising INTERCONTINENTAL EXCHANGE 4

INDEX REBALANCING PROCESS Index Universe • Sectors: Consumer Discretionary and Technology (including Media & Communications companies) • Primary Listing: Major U.S. Stock Exchange (NYSE, NASDAQ, etc.) • Securities: Common Stocks or ADRs • Focus: Representative of High - Growth Technology or Internet/Media Industry Minimum Criteria • Minimum Market Capitalization: $5 billion, including all listed and unlisted share classes • Minimum Liquidity: 6 - Month Average Daily Traded Value (Turnover) of $50 million on the included listing line • Seasoning Criteria: Actively trading for 6 Months Constituent Selection and Weighting • Eligible: FANG and FANG - related stocks • Process: Separation of traditional technology and services companies vs. newer, innovative, technology - utilizing companies • Weighting: Equally - weighted à Currently reset to 10% at each rebalance INTERCONTINENTAL EXCHANGE 5

CURRENT CONSTITUENTS – APRIL 3, 2020 INTERCONTINENTAL EXCHANGE 6 Data as of 4/3/2020. Source: ICE Data Indices, FactSet . Ticker Name Weight (%) Market Cap ($M) Dividend Yield (LTM %) 3M Average Daily Turnover ($M) NYFANG NYSE ® FANG+ ™ Index 100.00% $413,870 0.15% $6,021 FB Facebook Inc. 8.19% $439,483 - $3,970 AAPL Apple Inc. 9.47% $1,056,285 1.28% $13,841 AMZN Amazon.com Inc. 11.69% $949,207 - $10,478 NFLX Netflix Inc. 11.77% $158,743 - $2,735 GOOGL Alphabet Inc. 8.86% $752,764 - $3,230 BABA Alibaba Group Holding Ltd. 9.66% $508,546 - $3,528 BIDU Baidu Inc. 8.35% $33,615 - $559 NVDA NVIDIA Corp. 11.17% $149,273 0.26% $3,524 TSLA Tesla Inc. 12.97% $88,509 - $13,246 TWTR Twitter Inc. 7.87% $18,085 - $679

INDEX PERFORMANCE – SEPTEMBER 19, 2014 TO APRIL 3, 2020 INTERCONTINENTAL EXCHANGE 7 Data as of 4/3/2020. Annualized returns displayed. Historical returns and weights of the NYSE ® FANG+™ Index before September 26, 2017, the launch date of the index, are based upon backtested data. See note at the end of this presentation. Source: ICE Data Indices, FactSet, NASDAQ, S&P Dow Jones. 800.00 1,000.00 1,200.00 1,400.00 1,600.00 1,800.00 2,000.00 2,200.00 2,400.00 2,600.00 2,800.00 3,000.00 3,200.00 3,400.00 3,600.00 3,800.00 4,000.00 4,200.00 Sep 2014 Nov 2014 Jan 2015 Mar 2015 May 2015 Jul 2015 Sep 2015 Nov 2015 Jan 2016 Mar 2016 May 2016 Jul 2016 Sep 2016 Nov 2016 Jan 2017 Mar 2017 May 2017 Jul 2017 Sep 2017 Nov 2017 Jan 2018 Mar 2018 May 2018 Jun 2018 Aug 2018 Oct 2018 Dec 2018 Feb 2019 Apr 2019 Jun 2019 Aug 2019 Oct 2019 Dec 2019 Feb 2020 NYSE® FANG+™ (TR) - 20.94% NASDAQ 100® (TR) - 12.88% S&P 500® (TR) - 6.08% S&P 500® Info Tech (TR) - 15.31%

CONTRIBUTION TO RETURN – SEPTEMBER 19, 2014 TO APRIL 3, 2020 INTERCONTINENTAL EXCHANGE 8 Data as of 4/3/2020. Cumulative returns displayed. Historical returns and weights of the NYSE ® FANG+™ Index before September 26, 2017, the launch date of the index, are based upon backtested data. Source: ICE Data Indices, FactSet.

INDEX VS CONSTITUENTS – SEPTEMBER 19, 2014 TO APRIL 3, 2020 INTERCONTINENTAL EXCHANGE 9 -100.00% 0.00% 100.00% 200.00% 300.00% 400.00% 500.00% 600.00% 700.00% 800.00% 900.00% 1000.00% 1100.00% 1200.00% 1300.00% 1400.00% 1500.00% 1600.00% 1700.00% 1800.00% NVDA- 1232.20% AMZN - 475.45% NFLX - 453.49% NYFANG - 186.82% AAPL - 162.01% BABA - 99.29% FB - 97.90% NDX - 95.72% TSLA - 85.10% GOOGL - 80.49% TWTR - (56.43%) BIDU - (56.79%) Data as of 4/3/2020. Cumulative returns displayed. Historical returns and weights of the NYSE ® FANG+™ Index before September 26, 2017, the launch date of the index, are based upon backtested data. Source: ICE Data Indices, FactSet, NASDAQ.

Introducing The NYSE ® FANG+ ™ Index & 10 Brought to you by REX Shares & NYSE FNGU Leveraged & Inverse Exposure Leveraged & Long Exposure FNGO FNGS GNAF FNGZ FNGD Bank of Montreal is the Issuer of these ETNs.

MICRO SECTORS

MicroSectors Overview

Who is REX Shares?

- REX Shares is an ETP architect that specializes in creating and distributing unique indices to the marketplace.

What is an Exchange Traded Notes (ETN)

- An ETN is structured as a senior unsecured debt obligation of an issuing entity.

Why an ETN?

- ETFs must have 20+ constituents to qualify as a RIC for tax purposes.
- ETNs can have a minimum of 10 constituents.



100+
Today's ETPs
20+
ETFs
10
MicroSectors FANG+™ ETNs

What is MicroSectors?

- Launched in 2018, MicroSectors™ is the business line of REX Shares, which focuses on partnering with banks to launch innovative ETNs linked to our indices.
- We, the team at REX Shares, are proud to be working with Bank of Montreal, the issuer of the ETNs, to spread the word about our indices.

LEVERAGED & LONG EXPOSURE	+3X	+2X	+1X	-1X	-2X	-3X	LEVERAGED & INVERSE EXPOSURE
FANG+	FNGU	FNGO	FNGS	GNAF	FNGZ	FNGD	
BIG BANKS	BNKU	BNKO		KNAB	BNKZ	BNKD	
BIG OIL	NRGU	NRGO		YGRN	NRGZ	NRGD	
MLP			BMLP				
CANNABIS		MJO	MJJ				

REX SHARES

NYSE

11

12 Bank of Montreal Overview Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. C$22.8 billion US$17.1 billion F2019 net revenue 1 C$852 billon US$647 billon total assets 3 12+ million customers globally C$62 billion US$47 billion market capitalization 3 8th largest bank in North America by assets 5 1. Fiscal year is Nov 1 - Oct 31 2. Reported net income in F2019 by operating group (excludes Corporate Services): Canadian P&C 41%, U.S. P&C 25%, BMO WM 17%, B MO CM 17% 3. As at October 31, 2019 4. Adjusted measures are non - GAAP measures. Reported net income C$5.8 billion / US$4.3 billion. More information about Non - GAAP mea sures and their use can be found at www.bmo.com/investorrelations 5. Source: Bloomberg Additional information about BMO can be found here: www.bmo.com/main/about - bmo/banking/investor - relations/financial - information# 2019 Adjusted Net Income by Operating Groups – F2019 1,2 C$6.2 billion US$4.7 billion F2019 adjusted net income 1,4 40% 26% 17% 17% Can P&C U.S. P&C BMO WM BMO CM

13 NYSE ® FANG+ ™ Industry Concentration • NYSE ® FANG+ ™ includes 10 highly liquid stocks that represent industry leaders across today’s tech and internet/media companies. • The Index is equally weighted and designed to capture names from tech enabled sectors such as Technology, Consumer Discretionary, and Communications. NYSE ® FANG+ ™ Index Information Index Composition What is the NYSE ® FANG+ ™ Index? • Exposure to tech sector. • Concentrated tech basket with unique equal - weighting. • Exposure to some of the biggest innovators in the world. Facebook (FB) Apple (AAPL) Amazon (AMZN) G o o g l e (GOOGL) Bai du (BIDU) Telsa (TSLA) Netflix (NFLX) Alibaba (BABA) NVIDIA (NVDA) Twitter (TWTR) The Benefits

14 Tech Index Landscape Has Changed NYSE ® FANG+ ™ GICS Sector Weightings versus Benchmarks • In the early 2000's, the Nasdaq exchange primarily listed tech companies. • Nasdaq 100 ® represents stocks listed on the exchange, not tech specific. • For example, the top 25 holdings include Pepsi, Starbuck, Costco. Nasdaq 100 ® Background • GICS changed the dynamics of tech indexing. • Tech Select consists of Information Technology companies, which do not include FANG. • Tech Select top 10 holdings include Visa, MasterCard and Accenture. Tech Select Index Background Source: Bloomberg as of April 3, 2020. 45.0% 20.3% 34.3% 15.4% 6.2% 0.3% 8.0% 2.2% 20.6% 46.9% 100.0% 0.8% NYSE® FANG+™ Index Nasdaq 100® Index Technology Select Sector Index Utilities Information Technology Industrials Health Care Financials Consumer Staples Consumer Discretionary Communication Services

15 NYSE ® FANG+ ™ Total Return Index versus Benchmark Indices NYSE ® FANG+ ™ Performance Data as of 4/3/2020. Cumulative returns displayed. Historical returns and weights of the NYSE ® FANG+™ Index before September 26, 2017, the launch date of the index, are based upon backtested data. Source: Bloomberg. Past performance is not indicative of future results -20% 30% 80% 130% 180% 230% 280% 330% NYSE® FANG+™ Index TR Nasdaq 100® Index TR Technology Select Sector Index TR

16 Q&A Session with REX Shares and NYSE FNGU Leveraged & Inverse Exposure Leveraged & Long Exposure FNGO FNGS GNAF FNGZ FNGD Q&A Bank of Montreal is the Issuer of these ETNs.

MICRO SECTORS

Important Additional Information

Risk Considerations
An investment in the ETNs involves risks, including possible loss of principal, and are not suitable for all investors. Holders may receive less than the principal amount of the ETNs at maturity, call or upon redemption. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are unsecured debt obligations of the issuer, Bank of Montreal, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Holders will not receive any fixed periodic interest payments on the ETNs. Although the ETNs are listed on a national securities exchange, a trading market for the ETNs may not continue for the term of the ETNs. BMO is not required to maintain any listing of the ETNs on any exchange or quotation system. The ETNs may be repurchased by BMO at its option. In the event that we call any ETNs, the call settlement amount may be significantly less than the stated principal amount of the ETNs or the price at which a holder purchased the ETNs. Holders must offer the applicable minimum redemption amount of ETNs to BMO for the offer for redemption to be considered. Significant aspects of the tax treatment of the ETNs are uncertain. *You should carefully review the offering documents relating to the ETNs, and in particular, the risk factors set forth therein, prior to making an investment decision.*

Disclaimer
Certain information contained herein has been taken from publicly available sources. Neither BMO nor its affiliates has made any independent investigation as to the accuracy, reliability or completeness of information obtained from such publicly available sources. Neither BMO nor its affiliates assumes any obligation to correct or update these materials, except as required by applicable law. These materials do not contain all information that may be required to evaluate, and do not constitute a recommendation with respect to the ETNs or any other matter.
This presentation has been prepared solely for informational purposes only. The recipient should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. The recipient should consult its own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein. This presentation does not purport to be all-inclusive or to contain all of the information that the recipient may require.

The historical data of the index shown herein is from the dates displayed. The index data shown prior to the inception date is hypothetical and a result of the application of the index methodology to historical data, and has inherent limitations. The creation of hypothetical data necessarily involves assumptions and cannot take into account the impact of financial risk in actual trading. Alternative modeling techniques or assumptions may produce different hypothetical back-tested information that might be more appropriate and that might differ significantly from the information presented herein. The hypothetical back-tested data herein should not be considered indicative of actual results that might be obtained from an investment in a financial instrument referencing the index

BMO Capital Markets is a trade name used by BMO Financial Group for the wholesale banking businesses of Bank of Montreal, BMO Harris Bank N.A. (member FDIC), Bank of Montreal Ireland p.l.c, and Bank of Montreal (China) Co. Ltd and the institutional broker dealer businesses of BMO Capital Markets Corp. (Member SIPC) in the U.S., BMO Nesbitt Burns Inc. (Member Canadian Investor Protection Fund) in Canada and Asia, BMO Capital Markets Limited (authorised and regulated by the Financial Conduct Authority) in Europe and Australia.
®Registered trademark of Bank of Montreal in the United States, Canada and elsewhere. ™Trademark of Bank of Montreal in the United States and Canada.
Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC about each of the offerings to which this presentation relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send these documents if so requested by calling toll-free at 1-877-369-5412.

17

LIMITATIONS AND NOTICES

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This presentation is provided for informational purposes only. The information contained herein is subject to change without notice and does not constitute any form of undertaking. Nothing herein should in any way be deemed to alter the legal rights and obligations contained in agreements between Intercontinental Exchange, Inc., ICE Data Indices, LLC and/or any of their affiliates and their respective clients relating to any of the products or services described herein. Nothing herein is intended to constitute legal, tax, accounting, investment or other professional advice. Clients should consult with an attorney, tax, or accounting professional regarding any specific legal, tax or accounting situation.

The content in this presentation is provided on an "AS IS" basis. Intercontinental Exchange, Inc. and its affiliates, including ICE Data Indices, LLC, make no warranties whatsoever, either express or implied, as to merchantability, fitness for a particular purpose, or any other matter. Without limiting the foregoing, Intercontinental Exchange, Inc. and its affiliates, including ICE Data Indices, LLC or any of its affiliates make no representation or warranty that any data or information (including but not limited to evaluated pricing) supplied to or by it are complete or free from errors, omissions, or defects. In no event shall Intercontinental Exchange, Inc., ICE Data Indices, LLC and/or any of their affiliates be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs) in connection with any use of the content in this presentation even if advised of the possibility of such damages.

ICE Data Services refers to a group of products and services offered by certain Intercontinental Exchange, Inc. (NYSE:ICE) companies and is the marketing name used for ICE Data Services, Inc. and its subsidiaries globally, including ICE Data Pricing & Reference Data, LLC, Interactive Data (Europe) Ltd. and ICE Data Services Australia Pty Ltd. ICE Data Services is also the marketing name used for ICE Data Indices, LLC and ICE Data Derivatives Inc. and its subsidiaries globally and certain other data products and services offered by other affiliates of Intercontinental Exchange, Inc.

Trademarks of Intercontinental Exchange, Inc. and/or its affiliates include: Intercontinental Exchange, ICE, ICE block design, NYSE, NYSE FANG+, ICE Data Services and New York Stock Exchange. Information regarding additional trademarks and intellectual property rights of Intercontinental Exchange, Inc. and/or its affiliates is located at www.intercontinentalexchange.com/terms-of-use. Other products, services, or company names mentioned herein are the property of, and may be the service mark or trademark of, their respective owners.

©2020 Intercontinental Exchange, Inc.

INTERCONTINENTAL EXCHANGE 18

LIMITATIONS AND NOTICES The NYSE FANG+ Index has been licensed by ICE Data Indices, LLC (“ICE Data”), the administrator of the NYSE FANG+ Index, for use in connection with various products (“Products”). The Products are not sponsored, endorsed, sold or promoted by ICE Data. ICE Data makes no representati ons or warranties ( i ) regarding the advisability of investing in securities or futures contracts, or (ii) that any such investment based upon the performance of the index particularly, or the ability of the index will track general stock market performance. Any available index returns are hypothetical and do not necessarily represent the results of actual trading of investable pro duc ts, and as such, do not represent actual past performance and are not indicative of any specific investment. The content (including any of the output derived f rom any analytic tools or models) is not intended to predict actual results, which may differ substantially from those reflected. Past performance is not necessar ily indicative of future results. Historical returns and weights before the launch date of an Index are based upon backtested data. For the period prior to the launch date of an Index, simulated performance data has been provided as an illustration of how the Index would have performed during the relevant period had th e I ndex been calculated by IDI using the current Index methodology. Such simulated performance data has inherent limitations, as the simulated data is produ ced by the retroactive application of the methodology. Simulated performance data is based on criteria applied retroactively with the benefit of hindsight and k now ledge of factors that may have positively affected its performance and may reflect a bias toward strategies that have performed well in the past. Apple® is a registered trademark of Apple, Inc. Facebook® is a registered trademark of Facebook, Inc. Amazon® is a registered tr ademark of Amazon Technologies, Inc. Netflix® is a registered trademark of Netflix, Inc. Google® is a registered trademark of Google, Inc. Alib aba ® is a registered trademark of Alibaba Group Holding Limited. Baidu® is a registered trademark of Baidu.com, Inc. Nvidia ® is a registered trademark of Nvidia Corporation. Tesla® is a registered trademark of Tesla, Inc. Twitter® is a registered trademark of Twitter, Inc. None of the foregoing entities are affiliated with, endorsed by, or sponsored by Intercontinental Exchange, Inc., or any of i ts subsidiaries or affiliates, and the inclusion of the entities on this presentation does not evidence a relationship with those entities in connection with the NY SE FANG+ index, nor does it constitute an endorsement by those entities of the NYSE FANG+ Index or Intercontinental Exchange, Inc., or any of its subsidiaries or af fil iates. INTERCONTINENTAL EXCHANGE 19

Getting started with NYSE FANG+™

The Only Pure Big Tech Index

As of April 16th, 2020

Speaker: Scott Acheychek – President, REX Shares

Speaker: Doug Yones – Head of ETFs, NYSE

Speaker: Dwijen Gandhi –Head of Indices, NYSE

Slides 1-9: Dwijen/Doug

Introducing the NYSE FANG+ Index and the tech index landscape

Slide 10-11: MicroSectors Overview

Scott:

Thanks Doug. I’m thrilled to be here and I’m thankful for the New York Stock Exchange and ICE’s support of this unique index and for helping us spread the word about MicroSectors. I’d also like to thank Doug Yones from NYSE and Dwijen Gandhi from ICE for participating in this webinar with me as well. My name is Scott Acheychek, I’m the President of REX Shares, and we are the marketers for the Exchange Traded Notes linked to the NYSE FANG+ Index, which are marketed under the MicroSectors brand and issued by Bank of Montreal.

So let’s get started with a quick overview of REX Shares. REX is an Exchange Traded Product architect founded by Greg King. We are structurers and traders at heart who constantly survey the market to see if there are opportunities to create new and exciting indices which issuers can use to create products. We created the MicroSectors brand with sophisticated investors and traders in mind, with a goal of providing targeted exposure to sectors that people know and want to invest or trade. The FANG+ MicroSectors products are indices which can be linked to by issuers of Exchange Traded Notes also known as ETNs. The FANG+ MicroSectors ETNs are issued by Bank of Montreal.

1

Interestingly, this ETN structure allows us to solve specific access or efficiency challenges in investor portfolios. ETNs can have as few as 10 stock holdings, like the NYSE FANG+ contains. In contrast, most ETFs are required to have 20 or more and many have 100+.

The exchange-traded note has a couple of key differentiators. First, and most important to understand, is that ETNs are debt instruments issued by a bank, which means you have credit risk relating to the issuing bank. On the other hand, a key benefit here is that there is very limited tracking error. The ETN provides investors the return of the index without slippage (this is because an ETN is obligated to provide investors the return in their offering document, net of a management fee or similar fee, but unlike an ETF, it doesn’t pass through any additional expenses to investors. ETFs on the other hand pass through all expenses to its shareholders, and for that reason and other factors, are more likely to have slippage between the return on the underlying index and the ETF.

As you’ll see on the right hand side, Bank of Montreal has a number of ETNs outstanding. Bank of Montreal has issued leveraged and inverse leveraged FANG+ ETNs, non-leveraged FANG+ ETNs, and product suites around Big Banks, Big Oil, MLPs, and Cannabis ETNs.

Next, let’s discuss Bank of Montreal, the issuer of the MicroSectors FANG+ ETNs.

Slide 12: Bank of Montreal Overview

Scott:

The note issuer for the MicroSectors FANG+ ETN product suite, as I mentioned, is the Bank of Montreal.

Bank of Montreal is among the top ten largest banks in North America, with an investment grade credit rating from Moody’s. BMO has been a great partner for us and we believe they make an excellent choice as an ETN issuer.

Slide 13: NYSE FANG+ Industry Concentration

Scott:

So let’s get started with a quick tech index review. Dwijen touched on some of this but a few things here are really important that I want to be clear about.

Tech indices have become increasingly popular as a tool for investors to gain exposure to disruptive technology and innovation. But I would argue that many popular tech indices are not simply focused on Big Tech like the NYSE FANG+ index is.

2

The FANG stocks, made up of Facebook, Amazon, Netflix, and Google, serve as a representation of some of the biggest innovators and leaders in the technology sector. Sometimes, a second 'A' is added to make it "FAANG" for fellow technology titan, Apple (AAPL). The NYSE FANG+ Index includes the five FAANG companies and five additional innovative leaders; Alibaba, Baidu, Nvidia, Tesla, and Twitter.

When people think of next generation innovation or big tech investing, these companies typically come to mind, I know it does for me. With over $870 billion in annualized revenues in 2019, the companies that make up the NYSE FANG+ Index are some of the most influential leaders in furthering technological transformation across numerous business segments in rapidly growing industries, such as cloud computing, e-commerce, virtual reality, search, mobile payments, advertising, streaming, social media, semiconductors, videogames, autonomous driving, and AI.

Historically, there hasn't been a convenient way to invest or trade these stocks in a single trade. MicroSectors has set out to change that. How does the NYSE FANG+ Index compare to historical benchmarks in tech like the Nasdaq-100 Index, the index underlying the ETF QQQ, or the Technology Select Sector Index, the index underlying the ETF XLK? These are the two largest technology related ETFs in the U.S., and we argue that they neither fully represent the technology landscape.

Let’s go to the next slide.

Slide 14: Tech Index Landscape Has Changed

Scott:

Now for some background, in the early 2000's, the Nasdaq was the primary exchange for many technology companies. But since then, the Nasdaq exchange has matured and has listed stocks from many different sectors.

I have a hypothetical story for you. Over the weekend, I went shopping at a couple of stores; Costco, Dollar Tree, Walgreens, and Ross Stores. I bought a bunch of products made specifically by Pepsi, Starbucks, Monster Beverage, and Kraft Heinz.

Stay with me. When I arrived at home, I logged into my Comcast or maybe I have Charter internet service on my T-Mobile phone and booked a round trip flight but annoyingly with two different carriers, flying there with American Airlines and then returning with United Airlines, while there I plan to stay at a Marriott hotel.

3

Now I tell you this hypothetical story to illustrate a point: The 14 companies I just mentioned, the Marriott’s, American Airlines, Monster Energy, etc… are all in the Nasdaq 100. Should that still be considered a tech index?

Basically, in my view, the NASDAQ exchange, and as a result the Nasdaq-100 index, has diversified over time away from just tech companies.

As a result, companies like Pepsi, Comcast, Starbucks, Costco, and Charter Communications are all top 25 components of the Nasdaq-100. When I think about technology innovation, things like coffee, potato chips and cable boxes don't necessarily come to mind. As a result, the Nasdaq-100 Index, as outlined in the chart on the left, includes sectors such as Consumer Staples, Financials, Health Care, and Industrials.

This chart is of Global Industry Classification Standard (GICS) weightings. At first glance, the Technology Select Sector Index may seem like a great alternative to the Nasdaq-100. However, that may not necessarily be the case. The FANG stocks, Facebook, Amazon, Netflix, and Google (now Alphabet), some of the largest technology companies in the world, aren't included in the Technology Select Sector Index; however, Visa and MasterCard, which are connected to the financial services industry, are two of the top five holdings.

In September 2018, GICS single-handedly changed technology index investing and by extension the related ETFs, like XLK. GICS expanded what was previously the Telecommunications Services sector to include media and entertainment stocks that were previously included in the Consumer Discretionary sector and internet company stocks that were previously included in the Information Technology sector. This new Telecommunications Sector was renamed Communication Services. The Technology Select Sector Index is limited to companies classified only as Information Technology. As a result, that index includes companies classified as IT Services which includes Visa, MasterCard, and Accenture and does not include key FANG stocks such as Facebook, Netflix and Alphabet, which are now included in the Communications Services sector.

It is worth noting that Amazon, a global leader in e-commerce and cloud computing, is in the Consumer Discretionary Select Index and not the Technology Select Sector Index; it is also not included in the newly-formed Communications Services Select Index. In addition, Alibaba, often referred to as the "Chinese Amazon" due to its dominance in its respective businesses, is not included in any of the "Select" indices because it is not a U.S. stock. If you are trying to invest in FANG or FAANG with Select Sector products, you would need an allocation to three different indices to do so.

Let me flip back a slide. As you see here on page 13, the NYSE FANG+ Index contains companies like Alibaba and Baidu that are not even in the Nasdaq 100. Also, the Technology Select Sector Index is missing most of these names. Out of these ten names in NYSE FANG+, the Technology Select Sector Index only has two of them!

4

Traditional Technology indices such as the Nasdaq-100 Index and the Technology Select Index are missing some of the world’s largest and most dominant technology companies. Now let’s skip ahead to slide 7.

Slide 15: NYSE FANG+ Performance

Scott:

Here is a historical performance comparison of the NYSE FANG+ index versus two of the most widely followed technology related indices in the U.S. Now when you look at the chart, you see that relative to the Nasdaq-100 Index and the Technology Select Sector Index, there has been a significant outperformance by the NYSE FANG+ Index on a total return basis, largely driven by the FAANG names. It makes sense, right? Big Tech has been a market leader; just think of q4 of last year until this most recent sell off.

If you invest in technology indices or their related ETFs, you have to ask yourself if you are getting the exposure you desire. As illustrated in the previous slides, the Nasdaq has matured as an exchange, which alters the makeup of the Nasdaq-100 Index and its related ETF, QQQ. Will the exchange continue to evolve and add additional non-technology stocks similar to Pepsi and Starbucks? If it does, it becomes less and less of a technology barometer.

If you were a fan of the Technology Select Sector Index and its related ETF (XLK), are you still a fan after the GICS reclassification? Do you want a technology investment that has a top 10 allocation to credit card companies like Visa and MasterCard or the consulting firm, Accenture?

Prior to Bank of Montreal’s MicroSectors ETNs and their delta one product which has the ticker “FNGS”, many investors were limited to investment opportunities that did not capture FANG or FAANG. The Nasdaq-100 Index and Technology Select Sector Index may have been the previous technology standard; however, investors can now access the most innovative names in technology and tech-enabled companies through Bank of Montreal’s MicroSectors FANG+ ETNs.

Slide 16: Q&A

Scott:

To sum things up, we are thrilled to partner with BMO and NYSE to market the MicroSectors FANG+ ETNs.

5

Whether you are a buy and hold investor looking for Bank of Montreal’s 1x product FNGS, or a sophisticated trader that utilizes leverage and has an average hold time of 5 minutes, Bank of Montreal has the full product line up for you. As you’ll see on the exposure bar starting on the left, the issuer has a 3x long leverage product FNGU and ending on the right with minus 3x inverse leverage product FNGD and everything in-between.

If you’d like to find out more information, please feel free to go to Microsectors.com or email us at info@rexshares.com

Thanks again Dwijen, Doug. Doug will now open it up for questions.

Doug:

First question is actually two questions and it’s for Dwijen:

Q: You mentioned that the NYSE FANG+ index is based on equal weighting. How often does it rebalance and can there be changes to the basket?

Dwijen:

A: Correct, the NYSE FANG+ index is equal weighted. As mentioned, it rebalances to those equal weights on a quarterly basis. Our team at ICE has the ability to make changes to the index constituents, as reviewing the index composition is also done on a quarterly basis. The index composition has been the same since inception in September 2017.

Doug:

Great question, this next one is for Scott.

Q: When REX is looking to introduce a new index to market, what does it look for in an index?

Scott:
A: Our entire goal with MicroSectors is to provide new indices to the market that provide a more targeted or precise exposure to popular areas of the market like tech or big banks. We want to create indices that contain the stocks people know in the sectors they follow. With tech, it’s access to this innovative FANG index that we’ve discussed at length but also, we created an index and a variety of indices linked to big banks. Specifically, the biggest ten banks in the US.

Targeted ETPs give traders access to a specific exposure. In the case of NYSE FANG+ index, it’s exposure to Big Tech, without unwanted industries such as, say, food and beverage or IT. Again, do people really want Pepsi or Visa exposure in their technology trade? I don't believe they do. Just like I don’t think people with a view on big banks also want to take a view on insurance companies, credit cards, exchanges, etc. We look for exposures that traders and investors may find desirable.

6

Doug:

Next question is also for Scott

Q: Can you tell us about the MicroSectors FANG+ product suite?

Scott:
A: Bank of Montreal offers a variety of products featuring different exposures to the NYSE FANG+ index. On the long side, the issuer has FNGU, which has 3x leverage, FNGO which is 2x. On the inverse side, the issuer has GNAF or FANG spelled backwards, which is -1x inverse leverage, FNGZ which is -2x inverse leverage, and FNGD which is -3x inverse leverage. These ETNs give traders ready access to the names they want to trade.

Doug:

Next question is for Dwijen.

Q: How should investors navigate the rapidly evolving tech sector?

Dwijen:

A: This is a problem we think about a lot at NYSE. Technology is pervasive. When you think about companies like Nvidia. Nvidia makes video game chips that powers games like fortnight, but at the same time they are powering autonomous technology made by Waymo and Uber. So where do we draw the lines on which companies to confine where? Investors need to start thinking about how to develop their portfolios for an economy where technological change is impacting and disrupting traditional business models. We believe the NYSE FANG+ Index takes these fundamental sector level changes into account.

Doug’s sign off

* * *

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus in that registration statement and the other documents that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, Bank of Montreal will arrange to send to you the prospectus (as supplemented by the prospectus supplement and product supplement) if you request it by calling the issuer’s agent toll-free at 1-877-369-5412.

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NYSE Webinar Slide Talking Points – Dwijen

Slide 3:

-	The NYSE FANG+ Index is not a traditional technology index.
-	It views technology through a modern lens, which includes exposure to companies in the consumer discretionary sector that are very much tech-enabled - Amazon is a perfect example.
-	It includes the traditional FAANG names - Facebook, Apple, Amazon, Netflix, and Google (otherwise known as Alphabet) - plus other FANG-like names.
-	The index contains a minimum of 10 stocks for diversification purposes, and currently has 10 stocks. This ensures that the index is diversified yet has significant allocations to each of the component stocks.
-	The stocks are equally weighted at each quarterly rebalance. The equal weighting ensures that a few larger cap names don’t dominate the weighting of the index, and allows for an opportunity for there to be both a momentum and value approach to the construction. Throughout the quarter, as stocks appreciate relative to others, they will have a higher weighting in the index, employing a momentum-like approach. Then, at each rebalance, which is done at the typical point of maximum liquidity in the U.S. markets --- the third Friday of the quarter end months of March, June, September and December, the weights are reset so that the index stocks that performed the best are replaced to some extent by the stocks that had the greatest decreases or smallest increases, during the past quarter.
-	The index was established in September 2017. The historical performance of the index was back-tested from September 2014 to September 2017, and history after that point is all “live”.
-	Common stocks and ADRs listed on a U.S. exchange are eligible for inclusion in the index.
-	The index is calculated on a price return, gross total return (with dividends reinvested), and net total return basis (where dividend tax withholding rates are applied). The index is also available in other currencies, like JPY, in addition to USD.

Slide 4:

-	As indicated earlier, the index seeks to differentiate itself from a legacy technology index.
-	While those other indices may have exposure to pretty standard software or hardware revenues, this index seeks to represent next-generation technologies.
-	This currently includes Search - with Baidu and Google/Alphabet.
-	Social networking - with Facebook being the best example in this area.
-	Electric vehicles - with the most well-known company in that space, Tesla.
-	Mobile payments - with Alibaba being a great example in China, and Apple as well.
-	E-commerce - Amazon being the largest company in this space.
-	Online games - Google and NVIDIA having exposures in this area.
-	Streaming media - Netflix and Google (with YouTube) being great examples here.
-	Online entertainment - Netflix, Google and multiple other companies operating in this area.
-	And to round it off, big data, AI/machine-learning, and digital advertising also being themes representative of the high-growth technology and internet/media industry space.

Slide 5:

-	Here is an overview of how the index is constructed.

-	We first select all companies in the consumer discretionary and technology sectors. This includes companies that may be classified as media and communications companies under another classification schema such as GICS.
-	Next, we only choose common stocks and ADRs that are listed on a major U.S. exchange, such as NYSE and NASDAQ. This defines our index universe.
-	We then apply minimum criteria to that universe. A minimum market capitalization of $5 billion, including all listed and unlisted share classes.
-	A minimum 6 month average daily traded value or turnover of $50M.
-	And a seasoning period (otherwise known as how long it has been actively trading) of 6 months.
-	Finally, we look at the themes we spoke about on the previous slide and analyze each company’s revenue exposures to determine which companies are selected for the index. This process is overseen by the ICE Data Indices Governance Committee.
-	The final companies in the index are equal weighted (currently 10% each for 10 companies).

Slide 6:

-	Here is a current view of the index.
-	Besides the FAANG stocks, the index includes Alibaba, Baidu, NVIDIA, Tesla, and Twitter in the index.
-	The weightings as of April 3rd range from 7.9% for Twitter, a relative underperformer, to almost 13% for Tesla, a relative outperformer.
-	The weighted average market cap of the index is almost $414 billion. The smallest names in the index are Twitter with an $18 billion market cap, and Baidu with a $33 billion market cap. The largest names are around $1 trillion, with AAPL at $1.06 trillion and Amazon at $950 billion.
-	Two stocks in the index pay dividends - Apple with a 1.3% dividend yield (based on the last twelve months of dividends) and NVIDIA with a 0.26% yield. The index dividend yield is therefore 0.15%. As you know, many technology companies do not pay regular dividends.
-	All of these stocks are extremely liquid. All stocks combined in the index have a 3 month weighted average daily turnover of at least $6 billion. The lowest month average daily turnovers are $560M and $680M for Baidu and Twitter, with the highest being more than $10 billion for Amazon, Tesla and Apple.

Slide 7:

-	Here is a chart comparing the performance of the gross total return version of the NYSE FANG+ Index to the performance of three other well-known indices.
-	From September 19, 2014 to April 3, 2020, the annualized return of the FANG+ index has been almost 21%. The NASDAQ 100’s annualized return has been nearly 13% over the same period, with the S&P 500 Information Technology Index returning 15.3% and the S&P 500 returning 6.1%.
o	Of course, this outperformance works to an investor’s benefit in the case of the bullish ETPs, and not the ETPs that have inverse exposure to the sector.
-	The conclusions are obvious. Tech has been and continues to be an outperforming sector in the U.S., and NYSE FANG+ has been a positive way to play that trend over this period.
-	Also, not all tech indices are created equal. NYSE FANG+ has had exposure to the faster-growing tech names, and traditional tech indices such as the S&P 500 Information Technology Index have other tech exposures that NYSE FANG+ Index does not have. Also, the NASDAQ 100, while tech-heavy, has many significant non-tech exposures that influence its return. Scott’s discussion, which you’ll have elsewhere in this presentation, reflects on these points.

Slide 8:

-	What contributed to the nearly 21% annualized return for the NYSE FANG+ Index over that time period?
-	On this slide, we break down the contributors to that return, stock by stock.
-	As you can see, what surprises most people is that NVIDIA is actually the top performer during the index’s history - with an over 1,232.2% total return and a contribution of 62.3% to the return of the NYSE FANG+ Index
-	Also doing well - Netflix and Amazon, with returns around 453.5% and 475.5% and contributions to the index return of 37.7% and 36.7%, respectively. Those 3 stocks represent nearly 3/4th of the return of the index during the time period.
-	Interestingly, Twitter and Baidu had negative returns during the period, with both stocks falling about 56%. Twitter’s performance led to -15.3 percentage points of index return and Baidu’s performance contributed to -6.1% of the index return.

Slide 9:

-	Finally, we wanted to highlight the long-term returns of the NYSE FANG+ Index, along with its constituent returns and a peer index in the NASDAQ 100.
-	The most important conclusion here is that constituent returns can vary over time - with Baidu and Twitter negative over the period and NVIDIA, Amazon and Netflix were positive.
-	The index, both in terms of its methodology and diversified holdings, allows for one to obtain exposure to this sector and all of the stocks, while limiting exposure to some extent to any single stock.
-	The index has not only outperformed well known indices like the NASDAQ 100, but its return actually exceeds that of three of the five FAANG stocks (FB, AAPL, GOOGL) and 7 of 10 NYFANG stocks.
-	While past results can never be indicative of future performance, over the indicated periods, this has been an effective way to play the leaders of the technology and tech-enabled sectors.